As filed with the Securities and Exchange Commission on May 2, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Mpower Holding Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-2232143 (I.R.S. Employer Identification No.)

175 Sully’s Trail, Suite 300
Pittsford, NY 14534
(585) 218-6550
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_______________
Russell I. Zuckerman, Esq.
Senior Vice President, General Counsel and Secretary
175 Sully’s Trail, Suite 300
Pittsford, NY 14534
(585) 218-6550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Lisa L. Jacobs, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Price Per Share(2)	Amount of registration fee
Mpower Holding Corporation Common Stock, par value $0.001 per share
Total	14,728,924 shares	$1.40	$2,428

1.
Includes (A) 1,988,894 shares of common stock issued pursuant to the terms of a Subscription Agreement, dated as of January 1, 2005, by and between Mpower Holding Corporation and MCCC ICG Holdings LLC, (B) 10,740,030 shares of common stock issued pursuant to the terms of an Asset Purchase Agreement, dated as of October 22, 2004, by and among Mpower Holding Corporation, Mpower Communications Corp., MCCC ICG Holdings LLC and ICG Communications, Inc. (the “Asset Purchase Agreement”) and (C) 2,000,000 shares of common stock issuable upon exercise of warrants issued pursuant to the Asset Purchase Agreement.

2.
Estimated for the sole purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”) and based upon the average high and low prices for our common stock reported on the American Stock Exchange (“AMEX”) on April 29, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 2, 2005

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Mpower Holding Corporation

14,728,924 Common Shares

The selling stockholders listed on page 16, not Mpower Holding Corporation (“Mpower”), are offering the shares of our common stock, par value $0.001 per share, registered by this prospectus. Of the 14,728,924 shares of our common stock offered by this prospectus, 10,740,030 shares and warrants to purchase an additional 2,000,000 shares were issued in connection with the acquisition of the customer base and certain assets of ICG Communications, Inc., a Delaware corporation (“ICG”), pursuant to the Asset Purchase Agreement entered into on October 22, 2004 by and among Mpower, Mpower Communications Corp., MCCC ICG Holdings LLC (“MCCC” and together with ICG, the “selling stockholders”), a Delaware limited liability company and ICG (the “Asset Purchase Agreement”). An additional 1,988,894 shares of common stock were issued to MCCC pursuant to the terms of a Subscription Agreement, dated as of January 1, 2005, by and between Mpower and MCCC (the “Subscription Agreement”). ICG is a wholly owned subsidiary of MCCC. Both of these transactions are described under the section of this prospectus entitled “Recent Developments.” We will not receive any of the proceeds from the sale of the common shares pursuant to this prospectus.

The shares of our common stock offered by this prospectus may be sold from time to time by the selling stockholders, at prices and on terms to be determined at the time of sale.

Our common stock is traded on the American Stock Exchange under the symbol “MPE.” On April 29, 2005, the closing price of our common stock was $1.42 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

The securities are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

When used in this prospectus supplement and accompanying prospectus, the term “Mpower” refers to Mpower Holding Corporation only, and not its subsidiaries.

  WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents and those documents will be considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the filing of this registration statement and prior to its effectiveness and (ii) until this offering has been completed.

Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (our “2004 10-K Report”).
Current Reports on Form 8-K filed on the following dates: January 6, 2005, February 7, 2005, February 10, 2005, February 14, 2005, February 16, 2005, February 22, 2005 and March 15, 2005.
The description of our common stock contained in our registration statement on Form 8-A, filed pursuant to Section 12(g) of the Securities Exchange Act of 1934 on July 30, 2002.

You may request copies of these filings at no cost, by writing or telephoning our Legal Department at the following address:

Mpower Holding Corporation
175 Sully’s Trail, Suite 300
Pittsford, NY 14534
(585) 218-6550
Attention: General Counsel and Secretary

 ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus and any prospectus supplement do not contain all of the information included or incorporated by reference in the registration statement. For further information, we refer you to the registration statement and the documents incorporated by reference in the registration statement, including its exhibits. Statements contained in this prospectus and any prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see the agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

You should read both this prospectus and any prospectus supplement together with additional information described in the section of this prospectus entitled “Where You Can Find More Information” above.

  FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which you can generally identify by our use of forward-looking words including “believe,” “expect,” “intend,” “may,” “will,” “should,” “could,” “anticipate” or “plan” or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. We often use these types of statements when discussing:

our plans and strategies;
our anticipation of profitability or cash flow from operations;
the development of our business;
the expected market for our services and products;
our anticipated capital expenditures;
changes in regulatory requirements; and
other statements contained in this prospectus regarding matters that are not historical facts.

We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. Actual results could differ materially from those anticipated as a result of factors described in “Risk Factors” or other factors. We cannot assure you we will achieve the future results reflected in these statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

  MPOWER HOLDING CORPORATION

Mpower Communications Corp., a wholly-owned subsidiary of Mpower Holding Corporation, is a facilities-based communications provider offering an integrated bundle of broadband data and voice communication services to business and wholesale customers. We provide a full range of telephone, high-speed data, Internet access, VOIP telephony, Web hosting and network access solutions in Las Vegas, Nevada, Chicago, Illinois and throughout California. On January 1, 2005, we acquired certain assets of ICG Communications, Inc. (“ICG”) in California. The assets acquired include ICG’s customer base and certain network assets in California, including a 1,412 route mile state-wide fiber ring and 915 miles of metropolitan fiber rings that connect 128 commercial buildings throughout major cities in California.

As a facilities-based provider, we own and control a substantial amount of our network infrastructure and bring the power of that directly to our customers. Our regional footprint provides us concentrated service coverage and experience in the markets we serve. With the addition of the ICG assets, we added a statewide SONET-based fiber network to our deep collocation and switching infrastructure, which allows us to offer new products such as private line, accelerates our speed-to-market with VOIP Centrex capabilities, positions us as a strong player in the wholesale market, and reduces our reliance on the incumbent local exchange carriers (“ILECs”). In our markets, Verizon, Sprint, and SBC are the ILECs.

We were one of the first competitive communications carriers to implement a facilities-based network strategy. As a result, we own the network switches that control how voice and data communications originate and terminate, and we lease the telephone lines or transport systems over which the voice and data traffic are transmitted. We install much of our network equipment at collocation sites of the incumbent carriers from whom we lease standard telephone lines. As we have already invested in and built our network, we believe our strategy has allowed us to establish and sustain service in our markets at a comparatively low cost while maintaining control of the access to our customers.

Our network consists of 297 incumbent carrier central office collocation sites, from which we can provision plain old telephone service (“POTS”), DSL T1, and VOIP services. In April 2004, we began selling T1 services to customers using facilities that do not directly connect to our collocation sites. We refer to this as “off-network.” Currently, there are 177 off-network locations that can be provisioned with T1 service. Having off-network facilities increases our number of potential customers.

  RECENT DEVELOPMENTS

On January 5, 2005, we sold 1,988,894 shares of our common stock to MCCC for $1.25698 per share, or an aggregate purchase price of $2,500,000, pursuant to the terms of a Subscription Agreement which we filed as an exhibit to our current report on Form 8-K, filed with the SEC on January 6, 2005. We issued and sold these shares in connection with our acquisition of certain assets of ICG pursuant to the Asset Purchase Agreement, as described below. The purchase price per share was determined based on the weighted average price per share of Mpower’s shares of common stock on the American Stock Exchange during the 15 consecutive trading days immediately preceding October 21, 2004.

On January 1, 2005, we completed our previously announced acquisition of ICG’s customer base and certain network assets in California pursuant to the Asset Purchase Agreement, which we filed as an exhibit to our current report on Form 8-K filed with the SEC on October 27, 2004. Under the terms of the Asset Purchase Agreement, we acquired ICG’s California retail and wholesale customer segments, its state wide self-healing SONET fiber network with fully survivable metropolitan fiber rings in six major metropolitan markets, and 128 on-net fiber-lit commercial buildings. We purchased these assets for $13,500,000 in the form of (i) 10,740,030 shares of our common stock and (ii) warrants to purchase another 2,000,000 shares of our common stock with a strike price of $1.383. These shares and warrants were issued to ICG. The Company also assumed certain of ICG’s capitalized leases in California, including its long-term leases for its fiber network. These leases have an approximate value of $24 million. MCCC received one seat on the Company’s board of directors as a result of this transaction. Peter H. O. Claudy was designated to serve on our board of directors by MCCC. Mr. Claudy is a director of ICG and a member of the managing board of MCCC.

We are a Delaware corporation. Our principal executive offices are located at 175 Sully’s Trail, Suite 300, Pittsford, New York 14534. Our telephone number is: (585) 218-6550.

 RISK FACTORS

Before you invest in shares of our securities, you should be aware of various risks, including the risks described below. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks and uncertainties described below or elsewhere in this report are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations. If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you could lose all or part of your investment.

Our losses and negative cash flows will continue if we are unable to reverse our history of losses.

We have incurred net losses and negative cash flow in each year of our existence. We will need to continue to improve our operating results to achieve and sustain profitability and to generate sufficient positive cash flow from operations to meet our planned capital expenditures, working capital and any future debt service requirements. We have contractual commitments for approximately $12.9 million of payments during 2005 and plan to make approximately $10 million to $14 million of non-ICG capital expenditures during the year. If the revenues generated from our operations are not sufficient to cover these commitments and other operating expenses, we will need to rely on our cash balances, credit facility or other financing. Under any of these circumstances, our financial condition will be weakened.

Market conditions and our past performance resulted in our bankruptcy reorganization in 2002.

We filed for bankruptcy protection in April 2002 and completed our bankruptcy reorganization in July 2002. Although we eliminated substantially all of our substantial debt burden in the reorganization, are now long-term debt free and have improved our operating performance, we still face many of the same hurdles that existed prior to the bankruptcy and that resulted in the failure of a number of companies in our industry. In particular, we still have to compete with well-entrenched telephone companies such as Verizon and SBC, and we must still look to these aggressive competitors to supply us with access to their facilities in order for us to serve our own customers.

Failure of the ICG acquisition to achieve anticipated benefits could harm our business and operating results.

We expect that our acquisition of ICG’s customer base and certain network assets in California will result in significant benefits for us. The acquisition will not achieve its anticipated benefits unless we are successful in combining ICG’s operations and integrating its products and services with ours in a timely manner. Integration will be a complex, time consuming and expensive process and may result in disruption of our operations and revenues if not completed in a timely and efficient manner. There may be substantial difficulties, costs and delays involved in integrating the acquired business with ours. These could include:

distraction of management from our business
incompatibility of business cultures
customer perception of an adverse change in service standards, business focus, billing practices or product and service offerings costs and inefficiencies in delivering products and services to ICG customers difficulty in integrating sales, support and product marketing costs and delays in implementing common systems and procedures, including financial accounting systems the inability to retain and integrate key management, research and development, technical sales and customer support personnel.

Further, we may not be able to realize any of the anticipated benefits and synergies of the acquisition. Any one or all of the factors identified above could cause increased operating costs, lower than anticipated financial performance, or the loss of customers, employees or business partners. The failure to integrate the ICG business with ours successfully would have a material adverse effect on our business, financial condition and results of operations.

Failure to retain key employees could diminish the anticipated benefits of the ICG acquisition.

The success of the ICG acquisition will depend in part on the retention of personnel critical to the business and operations of ICG due to, for example, their technical skills or management expertise. Some of ICG’s employees may not want to work for us. In addition, competitors may seek to recruit employees during the integration. If we are unable to retain personnel that are critical to the successful integration and future operation of the acquired business, we could face disruptions in our operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the acquisition.

Failure to integrate the ICG business in a timely and cost efficient manner could have a negative effect on our liquidity and operating results.

Our inability to integrate the customers and network assets acquired from ICG in a timely and cost efficient manner may prevent us from achieving some or all of the planned operational and cost synergies. If the integration takes longer than anticipated or costs more than planned, it could have a negative impact on our liquidity and operating results.

Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow.

Prices for data communication services have fallen historically, a trend that may continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our ability to meet price competition may depend on our ability to operate at costs equal to or lower than our competitors or potential competitors. There is a risk that competitors may undercut our rates, increase their services or take other actions that could be detrimental to us. Lower prices will negatively affect our ability to achieve and sustain profitability.

Changes in laws or regulations could restrict the way we operate our business and negatively affect our costs and competitive position.

A significant number of the services we offer are regulated at the federal, state and/or local levels. If these laws and regulations change or if the administrative implementation of laws develops in an adverse manner, there could be an adverse impact on our costs and competitive position. In addition, we may expend significant financial and managerial resources to participate in administrative proceedings at either the federal or state level, without achieving a favorable result. We believe incumbent carriers and others may work aggressively to modify or restrict the operation of many provisions of the Telecommunications Act of 1996. We expect ILECs and others to continue to pursue litigation in courts, institute administrative proceedings with the FCC and other state regulatory agencies and lobby the United States Congress, all in an effort to affect laws and regulations in a manner favorable to them and against the interest of competitive carriers. Adverse regulatory developments could negatively affect our operating expenses and our ability to offer services sought by our existing and prospective customers.

The prices we charge for our services and pay for the use of services of ILECs and other competitive carriers may be negatively affected in regulatory proceedings, which could result in decreased revenues, increased costs and loss of business.

If we were required to decrease the prices we charge for our services or to pay higher prices for services we purchase from ILECs and other competitive carriers, it would have an adverse effect on our ability to achieve profitability and offer competitively priced services. We must file tariffs with state and federal regulators, which indicate the prices we charge for our services. In addition, we purchase some tariffed services from ILECs and/or competitive carriers. The rates we pay for other services we purchase from ILECs and other competitive carriers are set by negotiations between the parties. All of the tariffed prices may be challenged in regulatory proceedings by customers, including ILECs, competitive carriers and long distance carriers who purchase these services. Negotiated rates are also subject to regulatory review. During the pendency of the negotiations, or if the parties cannot agree, the local carrier must charge the long distance carrier the appropriate benchmark rate established by regulation. This could have an adverse impact on our expected revenues and operating results. The prices charged by incumbent carriers for unbundled network elements, collocations and other services upon which we rely are subject to periodic review by state regulatory agencies. Change in these prices may adversely affect our business. For more details about our regulatory situation, please see “Government Regulations.”

The reorganization of our sales force and ability to attract and retain sales personnel may adversely affect our operating results.

The reorganization of our sales force has created a specific sales channel that focuses on large customers. These customers have more complex decision processes and more cautious approaches towards decision-making, resulting in a longer sales cycle for us. In addition, there may be periods of time when the sales force is not at its desired headcount in some or all of our sales channels, which may result in fewer sales and adversely affect our operating results. In addition, until a greater number of our sales personnel have been fully trained, there may be a delay in our achieving the desired effectiveness from our sales force, again adversely affecting our operating results.

Our services may not achieve sufficient market acceptance to allow us to become profitable.

To be successful, we must develop and market services that are widely accepted by businesses at profitable prices. Our success will depend upon the willingness of our target customers to accept us as an alternative provider of local, long distance, high-speed data and Internet services. Although always in the process of evaluating and rolling out additional products and services, we might not be able to provide the range of communication services our target business customers need or desire. A failure to develop acceptable product and service offerings will adversely affect our revenues and ability to achieve profitability.

If we are not able to compete successfully in the highly competitive telecommunications industry with competitors that have greater resources than we do, our revenues and operating results will be negatively affected.

Our success depends upon our ability to compete with other telecommunications providers in each of our markets, many of which have substantially greater financial, marketing and other resources than we have. In addition, competitive alternatives may result in substantial customer turnover in the future. A growing trend towards consolidation of communications companies and the formation of strategic alliances within the communications industry, as well as the development of new technologies, could give rise to significant new competitors. If we cannot compete successfully, our revenues and operating results will suffer.

If we are not able to obtain additional funds if and when needed, our ability to grow our business and our competitive position in our markets will be jeopardized.

If we cannot generate or otherwise obtain sufficient funds, if needed, we may not be able to grow our business or devote the funds to marketing, new technologies and working capital necessary to compete effectively in the communications industry. We expect to fund any capital requirements through existing resources, internally generated funds and debt or equity financing, if needed. We may not be able to raise sufficient debt or equity financing, if and when needed, on acceptable terms or at all. This could result in stagnant or declining revenues and hence, additional losses.

Fluctuating operating results may negatively affect our stock price.

Our annual and quarterly operating results may fluctuate as a result of numerous factors, many of which are outside of our control. These factors include:

delays in the generation of revenue because certain network elements have lead times that are controlled by incumbent carriers and other third parties the ability to develop and commercialize new services by us or our competitors the ability to deploy on a timely basis our services to adequately satisfy customer demand our ability to successfully operate and maintain our networks the rate at which customers subscribe to our services
decreases in the prices for our services due to competition, volume-based pricing and other factors the development and operation of our billing and collection systems and other operational systems and processes the rendering of accurate and verifiable bills from the ILECs from whom we lease transport and resolution of billing disputes the incorporation of enhancements, upgrades and new software and hardware products into our network and operational processes that may cause unanticipated disruptions the interpretation and enforcement of regulatory developments and court rulings concerning the 1996 Telecommunications Act, interconnection agreements and the antitrust laws the timing and cost of the integration of the ICG assets purchased.

If our operating results fluctuate so as to cause us to miss earnings expectations, our stock price may be adversely affected.

The loss of senior members of our management team may adversely affect our operating results.

The loss of senior management personnel could impair our ability to carry out our business plan. We believe our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel. If one or more senior members of our management team leaves us, it may be difficult to find suitable replacements. The loss of senior management personnel may adversely affect our operating results as we incur costs to replace the departed personnel and potentially lose opportunities in the transition of important job functions. We do not maintain key man insurance on any of our officers.

If our equipment does not perform as we expect, it could delay our introduction of new services resulting in the loss of existing or prospective customers.

In implementing our strategy, we may use new or existing technologies to offer additional services. We also plan to use equipment manufactured by multiple vendors to offer our current services and future services in each of our markets. If we cannot successfully install and integrate the technology and equipment necessary to deliver our current services and any future services within the time frame and with the cost effectiveness we currently contemplate, we could be forced to delay or abandon the introduction of new services. This could adversely affect our ability to attract and retain customers, resulting in a reduction of expected revenues.

The failure of our operations support system to perform as we expect could impair our ability to retain customers and obtain new customers or could result in increased capital expenditures.

Our operations support system is an important factor in our success and we continue to invest funds in maintaining and improving it. If our operations support system fails or is unable to perform, we could suffer customer dissatisfaction, loss of business or the inability to add customers on a timely basis, any of which would adversely affect our business, financial condition and results of operations. Furthermore, problems may arise with higher processing volumes or with additional automation features, which could potentially result in system breakdowns and delays and additional, unanticipated expense to remedy the defect or to replace the defective system with an alternative system.

Our failure to manage growth could result in increased costs.

We may be unable to manage our growth effectively, including the integration of ICG. This could result in increased costs and delay our introduction of additional services resulting in a reduction of expected revenues. The development of our business will depend on, among other things, our ability to achieve the following goals in a timely manner, at reasonable costs and on satisfactory terms and conditions:

purchase, install and operate equipment
negotiate suitable interconnection agreements with, and arrangements for installing our equipment at the central offices of, ILECs on satisfactory terms and conditions hire and retain qualified personnel
lease suitable access to transport networks
obtain required government authorizations.

Any significant growth will place a strain on our operational, human and financial resources and will also increase our operating complexity as well as the level of responsibility for both existing and new management personnel. Our ability to manage our growth effectively will depend on the continued development of plans, systems and controls for our operational, financial and management needs and on our ability to expand, train and manage our employee base.

If we are unable to negotiate and enforce favorable interconnection agreements, we may incur higher costs that would impair our ability to operate profitably in our existing markets.

We must renew interconnection agreements currently in place with SBC Corp. (with its California and Illinois subsidiaries), Sprint Nevada and Verizon California after the FCC issues its new rules in the first quarter of 2005. Upon renewal of our interconnection agreements in the markets in which we operate, the rates charged to us under the interconnection agreements might be increased. The increased prices might impair our ability to price our services in a way to attract a sufficient number of customers and to achieve profitability. We may be able to contest price increases on regulatory grounds, but we may not be successful with any challenges and we could incur significant costs seeking the regulatory review.

Delays by the ILECs in connecting our customers to our network could result in customer dissatisfaction and loss of business.

We rely on the timeliness of ILECs and other competitive carriers in processing our orders for customers switching to our service and in maintaining the customers’ standard telephone lines to assure uninterrupted service. Therefore, the ILECs might not be able to provide and maintain leased standard telephone lines in a prompt and efficient manner as the number of standard telephone lines requested by competitive carriers increases. This may result in customer dissatisfaction and the loss of new business.

Our reliance on a limited number of equipment suppliers could result in additional expenses and loss of revenues.

We currently rely and expect to continue to rely on a limited number of third party suppliers to manufacture the equipment we require. If our suppliers enter into competition with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers, it may materially and adversely affect the availability and pricing of the equipment we purchase. Our reliance on third-party vendors involves a number of additional risks, including the absence of guaranteed supply and reduced control over delivery schedules, quality assurance, production yields and costs.

Our vendors may not be able to meet our needs in a satisfactory and timely manner in the future and we may not be able to obtain alternative vendors when and if needed. It could take a significant period of time to establish relationships with alternative suppliers for critical technologies and to introduce substitute technologies into our network. In addition, if we change vendors, we may need to replace all or a portion of the equipment deployed within our network at significant expense in terms of equipment costs and loss of revenues in the interim.

If we are not able to obtain or implement new technologies, we may lose business and limit our ability to attract new customers.

We may be unable to obtain access to new technology on acceptable terms or at all. We may be unable to adapt to new technologies and offer services in a competitive manner. If these events occur, we may lose customers to competitors offering more advanced services and our ability to attract new customers would be hindered. This will adversely affect our revenues and operating results. Rapid and significant changes in technology are expected in the communications industry. We cannot predict the effect of technological changes on our business. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes, evolving industry standards and changing needs of our current and prospective customers.

A system failure or breach of network security could cause delays or interruptions of service to our customers and result in customer dissatisfaction and loss of business.

Interruptions in service, capacity limitations or security breaches could have a negative effect on customer acceptance and, therefore, on our ability to retain existing customers and attract new customers. The loss of existing or prospective customers would have a negative effect on our business, financial condition and results of operations. Our networks may be affected by physical damage, power loss, capacity limitations, software defects, breaches of security by computer viruses, break-ins or otherwise and other factors which may cause interruptions in service or reduced capacity for our customers.

If we are unable to effectively deliver our services to a substantial number of customers, we may not achieve our revenue goals.

Our network may not be able to connect and manage a substantial number of customers at high transmission speeds. If we cannot achieve and maintain digital transmission speeds that are otherwise available in a particular market, we may lose customers to competitors with higher transmission speeds and we may not be able to attract new customers. The loss of existing or prospective customers would have a negative effect on our business, financial condition and results of operations. While digital transmission speeds of up to 1.5 Mbps are possible on portions of our network, that speed may not be available over a majority of our network. Actual transmission speeds on our network will depend on a variety of factors many of which are beyond our control, including the distance an end user is located from a central office, the quality of the telephone lines, the presence of interfering transmissions on nearby lines and other factors.

We may lose customers or potential customers because the telephone lines we require may be unavailable or in poor condition.

Our ability to provide some of our services to potential customers depends on the quality, physical condition, availability and maintenance of telephone lines within the control of the ILECs. If the telephone lines are not adequate, we may not be able to provide certain services to many of our target customers. In addition, the ILECs may not maintain the telephone lines in a condition that will allow us to implement certain services effectively or may claim they are not of sufficient quality to allow us to fully implement or operate certain services. Under these circumstances, we will likely suffer customer dissatisfaction and the loss of existing and prospective customers.

Interference or claims of interference could result in customer dissatisfaction and loss of customers.

Interference, or claims of interference by the ILECs, if widespread, could adversely affect our speed of deployment, reputation, brand image, service quality and customer satisfaction and retention. Technologies deployed on copper telephone lines, such as DSL, have the potential to interfere with other technologies on the copper telephone lines. Interference could degrade the performance of our services or make us unable to provide service on selected lines and the customers served by those lines. Although we believe our DSL technologies, like other technologies, do not interfere with existing voice services, ILECs may claim the potential for interference permits them to restrict or delay our deployment of DSL services. The procedures to resolve interference issues between competitive carriers and ILECs are still being developed. We may be unable to successfully resolve interference issues with ILECs on a timely basis. These problems will likely result in customer dissatisfaction and the loss of existing and prospective customers.

Our future revenues and success will depend on continued growth in the demand for Internet access and high-speed data services.

If the markets for the services we offer, including Internet access and high-speed data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, we may not be able to achieve our projected revenues. Demand for Internet services is still uncertain and depends on a number of factors, including the growth in consumer and business use of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences, security concerns and increases in data transport capacity.

In addition, the market for high-speed data transmission is still evolving. Various providers of high-speed digital services are testing products from various suppliers for various applications, and no industry standard has been broadly adopted. Critical issues, including security, reliability, ease of use and cost and quality of various service options, remain unresolved and may impact the growth of these services.

The desirability and marketability of our Internet service and our revenues may be adversely affected if we are not able to maintain reciprocal relationships with other Internet service providers.

The Internet is comprised of many Internet service providers and underlying transport providers who operate their own networks and interconnect with other Internet service providers at various points. As we continue the operation of Internet services, connections to the Internet will be provided through wholesale carriers. We anticipate as our volume increases, we will enter into reciprocal agreements with other Internet service providers. Other national Internet service providers may not maintain reciprocal relationships with us. If we are unable to maintain these relationships, our Internet services may not be attractive to our target customers, which would impair our ability to retain and attract customers and negatively affect revenues. In addition, the requirements associated with maintaining relationships with the major national Internet service providers may change. We may not be able to expand or adapt our network infrastructure to meet any new requirements on a timely basis, at a reasonable cost, or at all.

We may incur liabilities as a result of our Internet service offerings.

United States law relating to the liability of on-line service providers and Internet service providers for information carried on, disseminated through, or hosted on their systems is currently unsettled. If liability is imposed on Internet service providers, we would likely implement measures to seek to minimize our liability exposure. These measures could require us to expend substantial resources or discontinue some of our product or service offerings. In addition, increased attention to liability issues, as a result of litigation, legislation or legislative proposals could adversely affect the growth and use of Internet services. Under these circumstances, our revenues and operating expenses may be negatively affected.

RISK FACTORS RELATED TO OUR COMMON STOCK

Our stock price has been volatile historically and may continue to be volatile. The price of our stock may fluctuate significantly, which may make it difficult for holders to sell our shares of stock when desired or at attractive prices.

The market price for our stock has been and may continue to be volatile. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

actual or anticipated variations in our operating results or our competitors’ operating results announcements of new product and service offerings by us or our competitors changes in the economic performance or market valuations of communications carriers changes in recommendations or earnings estimates by securities analysts announcements of new contracts or customers by us or our competitors, and timing and announcement of acquisitions by us or our competitors conditions and trends in the telecommunications industry
adverse rulings in one or more of the regulatory proceedings affecting us conditions in the local markets or regions in which we operate.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and the trading prices of our stock could decline as a result. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many telecommunication companies, including ours. Our stock price has varied between $1.06 and $1.97 within the last 12 months, based on end of day stock quotes. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. In addition, any negative change in the public’s perception of competitive local exchange carriers could depress our stock price regardless of our operating results.

The value of our common stock may be negatively affected by additional issuances of common stock by us and general market factors.

Issues or sales of common stock by us will likely be dilutive to our existing common stockholders. Future issuances or sales of common stock by us, or the availability of such common stock for future issue or sale, could have a negative impact on the price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock could also adversely affect the prevailing price of our common stock.

The market price of our common stock may decline as a result of the ICG acquisition.

The market price of our common stock may decline as a result of the acquisition if:

the integration of the ICG business with ours is unsuccessful, we do not achieve or are perceived not to have achieved the expected benefits of the acquisition as rapidly or to the extent anticipated by financial or industry analysts or investors, or the effect of the acquisition on our financial results is not consistent with the expectations of financial or industry analysts or investors.

The market price of our common stock could also decline as a result of unforeseen factors related to the acquisition or other factors.

The costs of the ICG acquisition will be substantial, which could harm our financial results.

In connection with the ICG acquisition, we have incurred substantial costs and expect to continue to incur substantial costs. These include fees to investment bankers, legal counsel, independent accountants, consultants, and other expenses, as well as costs associated with the elimination of duplicative facilities and operational realignment expenses. If the benefits of the acquisition do not exceed the associated costs, including any dilution to our stockholders resulting from the issuance of shares of our common stock in the acquisition, our financial results, including earnings per share, could suffer, and the market price of our common stock could decline.

The attractiveness of our stock to potential purchasers and our stock price may be negatively affected by our rights plan and provisions of our certificate of incorporation, by-laws and Delaware General Corporate Law, which may have anti-takeover effects.

Our certificate of incorporation and by-laws contain provisions which may deter, discourage or make more difficult a takeover or change of control of our company by another corporation. These anti-takeover provisions include:

the authority of our board of directors to issue shares of preferred stock without stockholder approval on such terms and with such rights as our board of directors may determine, and the requirement of a classified board of directors serving staggered three-year terms.

We have also adopted a rights plan, which may make it more difficult to effect a change in control of our company and replace incumbent management.

Potential purchasers seeking to obtain control of a company may not be interested in purchasing our stock as a result of these matters. This may reduce demand for our stock and thereby negatively affect our stock price.

The attractiveness of our stock to potential purchasers and our stock price may be negatively affected since we do not pay dividends on our common stock.

We have never paid a cash dividend on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. Potential purchasers of our stock seeking a regular return on their investment may not be interested in purchasing our stock as a result. This may reduce demand for our stock and thereby negatively affect our stock price.

  USE OF PROCEEDS

We will receive no proceeds from the sale of our common stock by the selling stockholders. All of the proceeds from the sale of our common stock offered by the selling stockholders pursuant to this prospectus will go to the selling stockholders.

SELLING STOCKHOLDERS

In connection with both the ICG acquisition and the sale of shares to MCCC (both transactions discussed in “Prospectus Summary—Recent Developments” above), we issued shares of our common stock and we agreed to register those shares for resale. We have also agreed to use our commercially reasonable efforts to have declared effective prior to July 1, 2005, a “shelf” registration statement pursuant to Rule 415 under the Securities Act covering the resale of 25% of the shares of common stock issued to ICG and MCCC pursuant to the Asset Purchase Agreement and Subscription Agreement, respectively, including those shares underlying the warrants issued to ICG pursuant to the Asset Purchase Agreement. We further agreed to prepare and file with the SEC, and thereafter use our commercially reasonable efforts to have declared effective prior to January 1, 2006, a “shelf” registration statement pursuant to Rule 415 under the Securities Act covering the resale of the remaining 75% of the shares of common stock issued to ICG and MCCC pursuant to the Asset Purchase Agreement and Subscription Agreement, respectively, including those shares underlying the warrants issued to ICG pursuant to the Asset Purchase Agreement.

This prospectus covers the offer and sale by each selling stockholder in the table below of their common stock. Set forth below are (i) the names of each selling stockholder, (ii) the number of shares of common stock they beneficially owned as of March 31, 2005, (iii) the number of shares that may be offered and sold by or on their behalf. Assuming the sale of all shares of stock offered by the selling stockholders pursuant to this prospectus, neither of the selling stockholders would own any shares of our common stock upon the completion of the offering of common stock pursuant to this prospectus.

Selling Stockholder	Common Stock Beneficially Owned and Offered
Name	Number of Shares	Percent(3)
ICG Communications, Inc.	12,740,030(1)	13.64
MCCC ICG Holdings LLC	14,728,924(2)	15.77

(1)	Includes 2,000,000 shares of common stock issuable upon exercise of warrants issued pursuant to the Asset Purchase Agreement at a strike price of $1.383 per share.
(2)
Includes 10,740,030 shares of common stock owned by ICG, 2,000,000 shares of common stock issuable upon exercise of warrants issued pursuant to the Asset Purchase Agreement at a strike price of $1.383 per share and 1,988,894 shares of common stock held directly by MCCC.

(3)
Applicable percentage of ownership is based upon 91,427,745 shares of common stock outstanding on March 31, 2005, plus the assumed full exercise of warrants beneficially owned by each selling stockholder.

ICG may transfer all or some of the shares of common stock held by ICG to MCCC. Any shares of common stock transferred by ICG to MCCC may be sold pursuant to this prospectus.

On January 1, 2005, we completed our previously announced acquisition of ICG’s customer base and certain network assets in California pursuant to the Asset Purchase Agreement, which we filed as an exhibit to our current report on Form 8-K filed with the SEC on October 27, 2004. Under the terms of the Asset Purchase Agreement, we acquired ICG’s California retail and wholesale customer segments, its state wide self-healing SONET fiber network with fully survivable metropolitan fiber rings in six major metropolitan markets, and 128 on-net fiber-lit commercial buildings. We purchased these assets for $13,500,000 in the form of (i) 10,740,030 shares of our common stock and (ii) warrants to purchase another 2,000,000 shares of our common stock with a strike price of $1.383. These shares and warrants were issued to ICG. The Company also assumed certain of ICG’s capitalized leases in California, including its long-term leases for its fiber network. These leases have an approximate value of $24 million. MCCC received one seat on the Company’s board of directors as a result of this transaction. Peter H. O. Claudy was designated to serve on our board of directors by MCCC. Mr. Claudy is a director of ICG and a member of the managing board of MCCC.

  GOVERNMENT REGULATIONS

Overview

Our services are regulated at the federal, state and local levels. The FCC exercises jurisdiction over all facilities of, and services offered by, communications common carriers like us, when those facilities are used in connection with interstate or international communications. State regulatory commissions have some jurisdiction over most of the same facilities and services when they are used in connection with communications within the state. In recent years, there has been a dramatic change in the regulation of telephone services at both federal and state levels as both legislative and regulatory bodies seek to enhance competition in both the local exchange and interexchange service markets. These efforts are ongoing and many of the legislative measures and regulations adopted are subject to judicial review. We cannot predict the impact on us of the results of these ongoing legislative and regulatory efforts or the outcome of any judicial review.

Federal Regulation

The FCC regulates interstate and international communications services, including access to local telephone facilities to place and receive interstate and international calls. We provide these services as a common carrier. The FCC imposes more regulation on common carriers that have some degree of market power, such as incumbent local exchange carriers. The FCC imposes less regulation on common carriers without market power, including competitive carriers like us. The FCC grants automatic authority to carriers to provide interstate long distance service, but requires common carriers to receive an authorization to construct and operate communications facilities, and to provide or resell communications services, between the United States and international points.

The FCC has required competitive carriers like us to cancel their tariffs for domestic interstate and international long distance services, which were schedules listing the rates, terms and conditions of all these services offered. Even without tariff filing, however, carriers offering interstate and international services must charge just and reasonable rates and must not discriminate among customers for like services. The FCC may adjudicate complaints against carriers alleging violations of these requirements.

Our charges for interstate access services, which include the use of our local facilities by other carriers to originate and terminate interstate calls, remain governed by tariffs. In April 2001, the FCC adopted new rules that limit our rates for these services. Under these rules, which took effect on June 20, 2001, competitive carriers were required to reduce their switched access charges to rates no higher than 2.5 cents per minute. After one year (effective June 2002), the rate ceiling was reduced to 1.8 cents and after two years (effective June 2003) to 1.2 cents per minute. After three years (effective June 2004), all competitive carriers were required to charge rates no higher than the incumbent telephone company, currently in the range of 0.7 to 1.0 cents per minute. No other rate decreases are currently mandated.

The FCC imposes numerous other regulations on carriers subject to its jurisdiction, some of the most important of which are discussed below. The FCC also hears complaints against carriers filed by customers or other carriers and levies various charges and fees.

Except for certain restrictions placed on the Bell operating companies, the Telecommunications Act permits virtually any entity, including cable television companies and electric and gas utilities, to enter any communications market. The Telecommunications Act takes precedence over inconsistent state regulation. However, entities that enter communications markets must follow state regulations relating to safety, quality, consumer protection and other matters. Implementation of the Telecommunications Act continues to be affected by numerous federal and state policy rulemaking proceedings and review by courts. We are uncertain as to how our business may be affected by these proceedings.

The Telecommunications Act is intended to promote competition. The Telecommunications Act opens the local services market to competition by requiring incumbent carriers to permit interconnection to their networks and by establishing incumbent carrier and competitive carrier obligations with respect to:

Reciprocal Compensation. All incumbent carriers and competitive carriers are currently required to complete local calls originated by each other under reciprocal arrangements at prices based on tariffs or negotiated prices.

Resale. All incumbent carriers and competitive carriers are required to permit resale of their communications services without unreasonable restrictions or conditions. In addition, incumbent carriers are required to offer wholesale versions of all retail services to other common carriers for resale at discounted rates, based on the costs avoided by the incumbent carrier by offering these services on a wholesale basis.

Interconnection. All incumbent carriers and competitive carriers are required to permit their competitors to interconnect with their facilities. All incumbent carriers are required to permit interconnection at any feasible point within their networks, on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit. At the option of the carrier requesting interconnection, collocation of the requesting carrier’s equipment in the incumbent carriers’ premises must be offered.

Unbundled Access. All incumbent carriers are required to provide access to specified individual components of their networks, which are sometimes referred to as UNEs, on nondiscriminatory terms and at prices based on cost, which may include a reasonable profit.

Number Portability. All incumbent carriers and competitive carriers are required to permit users of communications services to retain their existing telephone numbers without impairing quality, reliability or convenience when switching from one common carrier to another.

Dialing Parity. All incumbent carriers and competitive carriers are required to provide “1+” equal access dialing to competing providers of long distance service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listing, with no unreasonable dialing delays.

Access to Rights-of-Way. All incumbent carriers and competitive carriers are required to permit competing carriers access to their poles, ducts, conduits and rights-of-way at regulated prices.

Incumbent carriers are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a predetermined amount of time, either carrier may request arbitration of the disputed issues by the state regulatory commission.

Our business relies to a considerable degree on the use of incumbent carrier network elements, which we access through collocation arrangements in incumbent carrier offices. The terms and conditions, including prices, of these network elements and collocation elements are largely dictated by regulatory decisions, and changes in the availability or pricing of these facilities can have significant effects on our business plan and operating results.

The requirement that incumbent carriers unbundle their network elements has been implemented through rules adopted by the FCC. In January 1999, the United States Supreme Court confirmed the FCC’s broad authority to issue these rules, but vacated a particular rule that defined the network elements the incumbent carriers must offer. In a November 1999 order, the FCC reaffirmed that incumbent carriers must provide unbundled access to a minimum of six network elements including local loop and transport facilities (the elements in primary use by us).

In August 2003, the FCC released its Triennial Review Order (“TRO”) in connection with the FCC’s review of UNEs. The incumbent carriers are required to sell to competitive carriers such as us at forward-looking or Total Element Long Run Incremental Cost (“TELRIC”) rates, which reflect efficient costs plus a reasonable profit. Competitive carriers such as us may depend upon the ability to obtain access to these UNEs in order to provision services to their customers. The FCC ordered that it would de-regulate access to the incumbent carriers’ fiber/broadband network but would continue to require that incumbents provide access to their copper network and to digital signal level 1 (“DS-1”) and digital signal level 3 (“DS-3”) loops and transport. We primarily buy access to the incumbents’ copper network and to DS-1s/T-1s. Although the FCC found that competitive carriers are impaired without access to UNE loops and transport, the FCC provided state commissions with an analytical framework to determine impairment on a local basis.

In March 2004, the U.S. Court of Appeals for the District of Columbia Circuit (“D.C. Circuit”) issued its opinion in United States Telecom Associations v. FCC, No. 00-1012 (“USTA Decision”), affirming the de-regulation of access to the incumbent carriers’ broadband networks and vacating the FCC rules delegating authority to the states. On February 4, 2005, the FCC issued an Order on Remand (“TRRO”) announcing that it modified the unbundling obligations for ILECs. The FCC clarified and modified the impairment standard adopted in the TRO. The revised standard removes under certain circumstances an ILEC’s unbundling obligations with regard to local loops, dedicated transport, and local switching. The removal of local switching as a UNE will not affect us as we own our own switch sites and do not rely on the ILEC. The impairment findings for loops and transport vary based upon the capacity of the loop and availability of competitive alternatives to the ILEC. Based upon the FCC loop and transport criteria, we expect few of our loops and transport will be affected. In response to an FCC request, the ILECs have identified the specific wire centers that they contend will be affected. Until the supporting data has been analyzed by competitive carriers and state regulatory bodies, a definitive list of wire centers cannot be known with certainty. Also, currently, the FCC is reviewing a Petition to Reconsider and the D.C. Circuit is reviewing an appeal of the TRRO. Therefore, we cannot predict the degree to which the new rules regarding loops and transport will affect us. Regardless of the outcome, we expect to be able to continue to purchase some network elements from competitive local telephone companies at market rates (e.g., such as transport which is used to connect parts of our network). At present, it is not possible to predict how future rates will compare to the current TELRIC rates but it is possible the new rules could adversely affect our cost of doing business by increasing the cost of purchasing or leasing network facilities. The Triennial Review Remand Order will have a significant impact on telecommunications competition, but it is not possible at this time to predict the full extent of its impact upon us or our competition.

On February 8, 2005, the FCC adopted (but has not yet released) an order asking for comment on various plans that have been submitted to it recently for reform of intercarrier compensation, including access charges and reciprocal compensation. Some of these plans, if adopted by the FCC, could establish “bill-and-keep” for intercarrier compensation, which could eliminate or substantially restrict our ability to recover access charges and/or reciprocal compensation. Although this could adversely affect our revenues, it is not clear at this point when or whether the FCC will adopt any such reform program or when it will complete this proceeding.

In February 2002, the FCC requested comments on a number of issues relating to regulation of broadband Internet access services offered over telephone company facilities, including whether the incumbent carriers should continue to be required to offer the elements of these services on an unbundled basis. Any change in the existing rules that would reduce the obligation of incumbent carriers to offer network elements to us on an unbundled basis could adversely affect our business plan.

In May 2002, the prices that incumbent carriers may charge for access to these network elements was determined by the Supreme Court, which affirmed that incumbent carriers are required to price these network elements based on the efficient replacement cost of existing technology, as the FCC methodology now requires, rather than on their historical costs. The Court also determined that the FCC may require incumbent carriers to combine certain previously uncombined elements at the request of a competitive carrier. In September 2003, however, the FCC initiated a review of these rules applicable to the pricing of UNEs. The FCC review will determine whether the rules foster competition and investment. We cannot predict the outcome of this review.

In November 2001, the FCC initiated two rulemaking proceedings to establish a core set of national performance measurements and standards for evaluating an incumbent carrier’s performance in provisioning wholesale facilities and services to competitors. It sought comment on a set of specific performance measurements and on related issues of implementation, reporting requirements, and enforcement mechanisms. We cannot predict the ultimate outcome of these proceedings and it is not clear when, or if, the FCC will complete this proceeding.

In December 2001, the FCC initiated a review of the current regulatory requirements for incumbent carriers’ broadband telecommunications services. Incumbent carriers are generally treated as dominant carriers, and hence are subject to certain regulatory requirements, such as tariff filings and pricing requirements. In this proceeding, the FCC seeks to determine what regulatory safeguards and carrier obligations, if any, should apply when a carrier that is dominant in the provision of traditional local exchange and exchange access services provides broadband service. A decision by the FCC to exempt the incumbent carriers’ broadband services from traditional regulation could have a significant adverse competitive impact. However, it is not clear when, or if, the FCC will complete this proceeding.

The Telecommunications Act also contains special provisions that replace prior antitrust restrictions that prohibited the regional Bell operating companies from providing long distance services and engaging in communications equipment manufacturing. Before the passage of the Telecommunications Act, the regional Bell operating companies were restricted to providing services within a distinct geographical area known as a local access and transport area (“LATA”). The Telecommunications Act permits the regional Bell operating companies to provide interLATA long distance service immediately in areas outside of their market regions and within their market regions once they have satisfied several procedural and substantive requirements, including:

a showing that the regional Bell operating company is subject to meaningful local competition in the area in which it seeks to offer long distance service; and
a determination by the FCC that the regional Bell operating company’s entry into long distance markets is in the public interest.

All of the Bell Operating Companies have obtained authority to provide interLATA long distance services in all of their operating areas and are authorized to compete throughout their operating areas with packages of bundled services, or “one stop shopping.” With the completion of this process, incentives for incumbent carriers to improve service to competitive carriers like us in order to obtain interLATA long distance authority will be virtually eliminated while at the same time, the regional Bell operating companies will be in a position to become more efficient and attractive competitors.

In several orders adopted in recent years, the FCC has made major changes in the structure of the access charges incumbent carriers impose for the use of their facilities to originate or complete interstate and international calls. Under the FCC’s plan, per-minute access charges have been significantly reduced, and replaced in part with higher monthly fees to end-users and in part with a new interstate universal service support system. Under this plan, the largest incumbent carriers are required to reduce their average access charge to $0.0055 per minute over a period of time, and some of these carriers have already reduced their charges to the target level.

In August 1999, the FCC adopted an order providing additional pricing flexibility to incumbent carriers subject to price cap regulation in their provision of interstate access services, particularly special access and dedicated transport. The FCC eliminated rate scrutiny for “new services” and permitted incumbent carriers to establish additional geographic zones within a market that would have separate rates. Additional and more substantial pricing flexibility will be given to incumbent carriers as specified levels of competition in a market are reached through the collocation of competitive carriers and their use of competitive transport. This flexibility includes, among other items, customer specific pricing, volume and term discounts for some services and streamlined tariffing. On January 31, 2005, the FCC initiated a proceeding to reexamine its regulation of special access services provided by incumbent carriers. The FCC will examine whether it should reset pricing for special access and/or modify the price cap and pricing flexibility rules governing incumbent carrier provision of special access service. We are not able to predict the outcome of this proceeding.

In May 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy program. This order established new subsidies for telecommunications and information services provided to qualifying schools, libraries and rural health providers. The FCC also expanded federal subsidies for local dial-tone services provided to low-income consumers. Providers of interstate telecommunications service, including us, must contribute to these subsidies. Subsequently, the FCC created additional subsidies that primarily benefit incumbent telephone companies. On a quarterly basis, the FCC announces the contribution factor proposed for the next quarter. For the first quarter of the year 2005, the contribution factor is 10.7% of a provider’s interstate and international revenue for the third quarter of 2004. We recover our share of these costs through charges assessed directly to our customers and participation in federally subsidized programs. Amounts received from customers, and payments made, are pass-through items only that do not get recorded as revenue or costs of revenue. The FCC is considering proposals to change the way contributions are assessed, but we cannot predict when or whether the FCC will act on these proposals.

State Regulation

To provide services within a state, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. We have satisfied state requirements to provide local and intrastate long distance services in the states in which we currently operate.

State regulatory agencies have jurisdiction over our intrastate services, including our rates. State agencies require us to file periodic reports, pay various fees and assessments and comply with rules governing quality of service, consumer protection and similar issues. These agencies may also have to approve the transfer of assets or customers located in the state, a change of control of our company or our issuance of securities or assumption of debt. The specific requirements vary from state to state. State regulatory agencies also must approve our interconnection agreements with incumbent carriers. Price cap or rate of return regulation for competitive carriers does not apply in any of our current markets. Imposition of new regulatory burdens in a particular state could affect the profitability of our services in that state.

Local Regulation

Our networks must comply with numerous local regulations such as building codes, municipal franchise requirements and licensing. These regulations vary on a city by city and county by county basis. In some of the areas where we provide service, we may have to comply with municipal franchise requirements and be required to pay license or franchise fees based on a percentage of gross revenue or other factors. Municipalities that do not currently impose fees may seek to impose fees in the future. Fees may not remain at their current levels following the expiration of existing franchises.

  DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock. The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to our restated certificate of incorporation. See “Where You Can Find More Information.”

Our certificate of incorporation permits us to issue up to 1,000,000,000 shares of common stock, par value $0.001 per share and up to 50,000,000 shares of preferred stock, par value $0.001 per share. As of March 31, 2005, there were 91,427,745 shares of common stock outstanding. The following description of our common stock and provisions of our certificate of incorporation and by-laws is only a summary, and we encourage you to review complete copies of our certificate of incorporation and by-laws, which we have previously filed with the SEC.

Common Stock

Holders of our $0.001 par value common stock are entitled to receive ratably such dividends and other distributions in cash, stock of any corporation or property of ours as may be declared thereon by the Board of directors from time to time out of our assets or funds legally available therefore and shall be entitled, after payment of all prior claims, to receive ratably all of our assets upon the liquidation, dissolution or winding up. Each holder of common stock at every meeting of the stockholders shall be entitled to one vote in person or by proxy for each share of common stock held by such holder. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Our common stock is traded on the American Stock Exchange under the symbol “MPE.”

Dividends

We have never paid a cash dividend on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. As a holding company, our ability to pay dividends depends on a number of factors, including the earnings of, and cash flow available from, our operating companies.

Delaware Law and our Certificate of Incorporation and By-law Provisions May Have an Anti-Takeover Effect

Provisions in our certificate of incorporation, by-laws and Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. We are governed by the provisions of Section 203 of the Delaware General Corporate Law, which provides that a person who owns (or within three years, did own) 15% or more of a company’s voting stock is an “interested stockholder.” Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder unless:

the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder;

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.67% of the outstanding voting stock.

Section 203 could prohibit or delay mergers or other takeover attempts against us and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

Our certificate of incorporation and by-laws include certain restrictions on who may call a special meeting of stockholders and prohibit certain actions by written consent of the holders of common stock. These provisions could delay, deter or prevent a future takeover or acquisition of us unless such takeover or acquisition is approved by our board of directors. We have a staggered board of directors, so that it would take three successive annual meetings to replace all directors.

Preferred Stock

Our certificate of incorporation authorizes the board of directors to issue preferred stock in one or more series. The description of shares of each series of preferred stock, including the number of shares to be included in such series, any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption are to be determined as set forth in resolutions adopted by the board of directors establishing such series of preferred stock. Mpower may issue, without the approval of the holders of common stock, preferred stock which has voting, dividend or liquidation rights superior to the common stock and which may adversely affect the rights of holders of common stock. The issuance of preferred stock could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control of Mpower.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including, without limitation, directors serving on committees of our board of directors. Directors remain liable for:

any breach of the director’s duty of loyalty to its stockholders;
any act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law;
any violation of Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances; and
any transaction from which the directors derive an improper personal benefit.

This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws.

Our certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Amended Rights Agreement

The terms of our Amended Rights Agreement are complex and not easily summarized. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our Amended Rights Agreement, as amended, that is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The following description of the rights granted pursuant to the Amended Rights Agreement does not purport to be complete and is qualified in its entirety by reference to our Amended Rights Agreement.

On July 10, 2003, our board of directors declared a distribution of one right for each outstanding share of common stock, par value $0.001 per share, to stockholders of record at the close of business on July 11, 2003 and for each share of Mpower common stock issued (including shares distributed from Treasury) by us thereafter and prior to the Distribution Date (as defined in the Amended Rights Agreement between us and Continental Stock Transfer & Trust Company as Rights Agent, dated as of July 10, 2003, as amended on December 31, 2004 (the “Amended Rights Agreement”)). Each right entitles the registered holder, subject to the terms of the Amended Rights Agreement, to purchase from us one one-thousandth of a share (a “Unit”) of Series A Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a purchase price of $6.00 per Unit, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to Mpower, or by wire transfer of immediately available funds to the account of Mpower. The description and terms of the rights are set forth in the Amended Rights Agreement.

Initially, the rights will attach to all certificates representing shares of our outstanding common stock, and no separate Rights Certificates will be distributed. The rights will separate from our common stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) that a person or group of affiliated or associated persons (other than us, any Subsidiary of ours or any employee benefit plan of ours or such Subsidiary) (an “Acquiring Person”) has acquired, obtained the right to acquire or otherwise obtained beneficial ownership of 15% or more of the then-outstanding shares of our common stock, except that with regard to MCCC, this provision will be applicable upon MCCC’s acquiring or obtaining the right to acquire beneficial ownership of 17% or more of the then-outstanding shares of our common stock, and (ii) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then-outstanding shares of our common stock, except that with regard to MCCC, this provision will be applicable upon MCCC’s beneficial ownership of 17% or more of the then-outstanding shares of our common stock. Until the Distribution Date, (i) the rights will be evidenced by our common stock certificates and will be transferred with and only with our common stock certificates, (ii) new common stock certificates issued after July 10, 2003 (also including shares distributed from treasury stock) will contain a notation incorporating the Amended Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing our outstanding common stock will also constitute the transfer of the rights associated with our common stock represented by such certificates.

The rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Amended Rights Agreement (the “Final Expiration Date”), unless earlier redeemed by us as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the rights.

In the event that (i) we are the surviving corporation in a merger with an Acquiring Person and shares of our common stock shall remain outstanding, (ii) a person becomes an Acquiring Person, (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Amended Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization) (each such event being a “Section 11(a)(ii) Event”), then, in each such case, each holder of a right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, our common stock, cash, property or other securities of ours) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of Units of Preferred Stock issuable upon exercise of a right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Amended Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Stock Acquisition Date, (i) we are acquired in a merger (other than a merger described in the preceding paragraph) or other business combination transaction and we are not the surviving corporation, (ii) any Person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the right.

The purchase price payable, and the number of Units of Preferred Stock issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

At any time prior to the earlier of (i) 10 business days following the Stock Acquisition Date or (ii) the Final Expiration Date, our board of directors may redeem the rights in whole, but not in part, at a price of $0.0001 per right (the “Redemption Price”), payable, at the election of our board of directors, in cash or shares of our common stock. Immediately upon the action of our board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

Our board of directors, at its option, may exchange each right for (i) one Unit of Preferred Stock or (ii) such number of Units of Preferred Stock as will equal (x) the difference between the aggregate market price of the number of Units of Preferred Stock to be received upon a Section 11(a)(ii) Event and the purchase price divided by (y) the market price per Unit of Preferred Stock to be received upon the Section 11(a)(ii) Event.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Units of Preferred Stock (or other consideration).

The Amended Rights Agreement may be amended in any way by our board of directors at any time prior to the Distribution Date. After the Distribution Date, we may supplement or amend the Amended Rights Agreement without the approval of rights holders in order (a) to cure any ambiguity, (b) to correct or supplement any defective or inconsistent provision, (c) to shorten or lengthen any time period as permitted by the Amended Rights Agreement or (d) to change or supplement the Amended Rights Agreement in any manner which would not adversely affect the interests of rights holders.

A total of 100,000 shares of Preferred Stock will be reserved for issuance upon exercise of the rights. The Units of Preferred Stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us.

Each Unit of Preferred Stock will have a minimum preferential quarterly dividend rate of $0.01 per Unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on our common stock.

In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $0.01 per Unit and the per share amount paid in respect of a share of our common stock.

Each Unit of Preferred Stock will have one vote, voting together with our common stock. The holders of Units of Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six consecutive fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of our common stock.

The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger or other business combination approved by our board of directors because the rights may be redeemed by the board of directors at a nominal price of $0.0001 per right at any time on or prior to the tenth day after a public announcement made by either us or the acquiring person or group that such person or group has acquired beneficial ownership of 15% or more of our common stock, except that with regard to MCCC, this provision will be applicable upon MCCC’s beneficial ownership of 17% or more of our common stock (subject to extension by our board of directors). Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our board of directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, us. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

 LEGAL MATTERS

The validity of our securities issued hereunder will be passed upon for us by Shearman & Sterling LLP, New York, New York.

  EXPERTS

The consolidated financial statements, the related consolidated financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and which reports (1) express an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and include an explanatory paragraph referring to the preparation of the consolidated financial statements in conformity with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The Statement of Assets Acquired and Liabilities Assumed of Certain California Operating Assets Previously Owned by ICG Communications, Inc. and Acquired by Mpower Holding Corporation as of December 31, 2004 and the related Statements of Revenue and Direct Expenses for the year ended December 31, 2004 incorporated by reference into this Prospectus from the Company’s current report on Form 8-K/A filed with the SEC on March 15, 2005 have been so incorporated in reliance upon the report of Bonadio & Co., LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this registration statement. All expenses, except the SEC registration fee, are estimated.

Securities and Exchange Commission registration fee	$ 2,430
Printing	$ 2,750
Legal fees and expenses	$ 50,000
Accountants’ fees	$ 10,000
Total	$ 65,180

Item 15.   Other Expenses of Issuance and Distribution.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership or other enterprise, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made against expense in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Our certificate of incorporation and by-laws provide that we shall, to the maximum extent permitted under Delaware law, indemnify any director or officer of the corporation who is or was made a party to any action or proceeding by reason of the fact that he or she is or was an agent of the corporation, against liability incurred in connection with such action or proceeding. We have entered into agreements with our directors, executive officers and some of our other officers implementing such indemnification. In addition, our certificate of incorporation limits, to the fullest extent permitted by Delaware law, the liability of directors for monetary damages for breach of fiduciary duty. We may also purchase and maintain insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers.

Item 16.   Exhibits
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1
Findings of Fact, Conclusions of Law, and Order Under Section 1129 of the Bankruptcy Code and Rule 3020 of the Bankruptcy Rules Confirming Debtors’ First Amended Joint Plan of Reorganization, dated July 17, 2002 (incorporated by reference to Mpower Holding Corporation’s Registration Statement on Form S-4 filed with the Commission on April 13, 2001)

2.2
Debtors’ First Amended Joint Plan of Reorganization dated May 20, 2002 (incorporated by reference to Mpower Holding Corporation’s Registration Statement on Form S-4 filed with the Commission on April 13, 2001)

2.3
Debtors’ First Amended Disclosure Statement dated May 20, 2002 (incorporated by reference to Mpower Holding Corporation’s Registration Statement on Form S-4 filed with the Commission on April 13, 2001)

2.4
Amended and Restated Agreement and Plan of Merger among Mpower Communications Corp., Mpower Holding Corporation and Mpower Merger Company, Inc., dated as of April 12, 2001 (incorporated by reference to Mpower Holding Corporation’s Registration Statement on Form S-4 filed with the Commission on April 13, 2001)

2.5
Asset Purchase Agreement, dated as of January 8, 2003, between Mpower and LDMI Telecommunications, Inc. (incorporated by reference to Mpower Holding Corporation’s Current Report on Form 8-K filed with the Commission on April 22, 2003)

2.6
Amendment No. 1 to Asset Purchase Agreement, dated as of February 6, 2003, between Mpower and LDMI Telecommunications, Inc. (incorporated by reference to Mpower Holding Corporation’s Current Report on Form 8-K filed with the Commission on April 22, 2003)

2.7
Asset Contribution Agreement, effective as of December 31, 2002, between Mpower and Xspedius Equipment Leasing, LLC (incorporated by reference to Mpower Holding Corporation’s Current Report on Form 8-K filed with the Commission on April 22, 2003)

2.8
Asset Purchase Agreement, dated as of January 8, 2003, between Mpower, Florida Digital Network, Inc. and Southern Digital Network, Inc. (incorporated by reference to Mpower Holding Corporation’s Current Report on Form 8-K filed with the Commission on April 22, 2003)

2.9
Acknowledgement and Amendment No. 1 to Asset Purchase Agreement, dated as of April 7, 2003, between Mpower, Florida Digital Network, Inc. and Southern Digital Network, Inc. (incorporated by reference to Mpower Holding Corporation’s Current Report on Form 8-K filed with the Commission on April 22, 2003)

2.10
Asset Purchase Agreement, dated as of February 6, 2003, between Mpower and LDMI Telecommunications, Inc. (incorporated by reference to Mpower Holding Corporation’s Current Report on Form 8-K filed with the Commission on April 22, 2003)

4.1
See the Second Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws (incorporated by reference to Mpower Holding Corporation’s Registration Statement of Form 8-A filed with the Commission on July 30, 2002)

4.2
Form of New Key Employee Option Plan adopted by Mpower Holding Corporation (incorporated by reference to Mpower Holding Corporation’s Registration Statement of Form 8-A filed with the Commission on July 30, 2002)

4.3
Form of Indenture relating to debt securities between Mpower and HSBC Bank USA (incorporated by reference to Mpower Holding Corporation’s Registration Statement on Form S-3 filed with the Commission on February 3, 2004)

4.4	Form of senior debt security is included in Exhibit 4.3. Any additional form or forms of debt securities will be filed with the SEC
4.5	Specimen certificate for shares of common stock (incorporated by reference to Mpower Holding Corporation’s Registration Statement on Form S-3 filed with the Commission on February 3, 2004)
++4.6	Form of Certificate of Designations of preferred stock
4.7	Form of Warrant (incorporated by reference to Mpower Holding Corporation’s Registration Statement on Form S-3 filed with the Commission on February 3, 2004)
++4.8	Form of Stock Purchase Contract (including form of stock purchase contract certificate) and, if applicable, Pledge Agreement
++4.9	Form of Unit Agreement (including form of unit certificate)
+5.1	Opinion of Shearman & Sterling LLP as to the validity of the securities being registered
+23.1	Consent of Deloitte & Touche LLP

+23.2	Consent of Bonadio & Co., LLP
+24.1	Powers of Attorney (included on signature page)
25
Statement of Eligibility on Form T-1 of HSBC Bank USA, as trustee for the debt securities (incorporated by reference to Mpower Holding Corporation’s Registration Statement on Form S-3 filed with the Commission on February 3, 2004)

_______________
+ Filed herewith
++ To be filed as an exhibit to a Current Report on Form 8-K to be filed by Mpower in connection with a specific offering

Item 17.   Undertakings.

The undersigned registrant hereby undertakes:

(a)(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or 15 (d) of the Securities and Exchange Act of 1934 that are incorporated by reference in this registration statement;

(b)
That, for the purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(a) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that the opinion of the Securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) it is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue; and

(d)
The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) a of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the town of Pittsford, State of New York, on May 2, 2005.

MPOWER HOLDING CORPORATION

By:	/s/ Rolla P. Huff
Rolla P. Huff
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on May 2, 2005.

Power of Attorney

Each individual whose signature appears below constitutes and appoints Rolla P. Huff and Russell I. Zuckerman, and each of them singly, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto, any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ Rolla P. Huff	/s/ Michael E. Cahr

Rolla P. Huff Chief Executive Officer and Chairman of the Board, principal executive officer	Michael E. Cahr Director

/s/ Michael M. Earley	/s/ Robert M. Pomeroy

Michael M. Earley Director	Robert M. Pomeroy Director

/s/ Richard L. Shorten, Jr.	/s/ Andrew D. Lipman

Richard L. Shorten, Jr. Director	Andrew D. Lipman Director

/s/ Anthony J. Cassara	/s/ Peter H.O. Claudy

Anthony J. Cassara Director	Peter H. O. Claudy Director

/s/ S. Gregory Clevenger	/s/ Michael J. Tschiderer

S. Gregory Clevenger Executive Vice President and Chief Financial Officer, principal financial officer	Michael J. Tschiderer Senior Vice President of Finance, Controller and Treasurer, principal accounting officer